INVESTMENT LAW GROUP

OF GILLETT, MOTTERN & WALKER, LLP

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

Telephone: (404) 607-6940                Facsimile: (404) 521-4846

October 21, 2011

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Drexel Hamilton Mutual Funds

File Numbers 811-22545 & 333-173306

Ladies and Gentlemen:

On behalf of Drexel Hamilton Mutual Funds (the “Trust”), we hereby transmit for filing with the Securities and Exchange Commission (the “Commission”) Pre-effective Amendment No. 2 under the Securities Act of 1933, as amended, and Amendment No. 2 under the Investment Company Act of 1940 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”). The Amendment is being filed pursuant to Rule 472 under the 1933 Act and for the purpose of responding to the Commission’s comments as communicated to us via telephone on September 28, 2011 and October 13, 2011 with respect to the Trust’s Pre-Effective Amendment No.1. The filing includes a request for acceleration of the effectiveness of the Registration Statement pursuant to Rule 461 of the 1933 Act.

Should members of the Staff have any questions or comments concerning the Amendment, please do not hesitate to contact me at (404) 607-6940.

Very truly yours,

INVESTMENT LAW GROUP OF GILLETT, MOTTERN & WALKER, LLP

By: /Brent S. Gillett/

Brent S. Gillett, Esq.

October 21, 2011

Mr. Larry L. Greene

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Drexel Hamilton Mutual Funds (the “Trust”)

File Numbers 811-22545 & 333-173306

Dear Mr. Greene:

Please find our responses below to the Securities and Exchange Commission (“Commission”) staff’s (“Staff”) comments as communicated to us via telephone on September 28, 2011 with respect to the Trust’s Pre-Effective Amendment No. 1 (the “Pre-Effective Amendment”) to its registration statement (the “Registration Statement”) filed on Form N-1A/A under the Securities Act of 1933 and the Investment Company Act of 1940, as filed with the Securities and Exchange Commission on September 15, 2011.

1. Staff Comment: Referencing the Staff’s original comment regarding the fee waiver agreement, the Staff asked that we clarify that the fee waiver agreement was indeed attached to the Pre-Effective Amendment.

Response:	The fee waiver agreement was filed with the Pre-Effective Amendment as Exhibit (h)(3).

2. Staff Comment: Referencing the Staff’s original comment regarding the disclosure captioned “Principal Investment Strategies” the Staff asked that we modify the language regarding the 80% test for the American Equity Fund. Specifically, where the language in the Fund’s Pre-Effective Amendment stated that “U.S. companies, for this purpose, will include those companies which…” the Staff asked that we change “include” to “consist of.” The Staff further requested that we clarify references to a security being listed in a particular domicile such that we add greater specificity by stating that in order for a company or security to be considered of a particular domicile we require that such company or security be listed and “principally traded” in such domicile. Finally, the Staff commented that we had not adequately responded to the original comment asking for confirmation that the cost of selling shares short is covered by the fee waiver agreement or otherwise adding appropriate clarifying disclosure.

Response:

We have revised several references to the word “include” such that these references now read “consist of.” These modified references consist of three references in each of the “Principal Investment Strategies” sections of the American Equity Fund and Global Equity Fund; two references in the “Principal Investment Strategies” section of the Asia Pacific Equity Fund; and one reference in the “Principal Investment Strategies” section of the European Equity Fund.

We have revised all references to the domicile of a company or security such that these references now require the company or security to be listed and principally traded in such domicile. In all, there was one modified reference in the “Principal Investment Strategies” section of each of the American Equity Fund, the Global Equity Fund, and the Asia Pacific Equity Fund and there were two modified references in the “Principal Investment Strategies” section of the “European Equity Fund.”

We can confirm that the costs of selling shares short are covered by the fee waiver agreement.

3. Staff Comment: The Staff commented that the Prospectus should include additional risk disclosure as a result of the Funds’ adopting a cap on the notional exposure to derivatives equal to each Fund’s net assets.

Response:

We have added additional risk disclosure for each Fund under the caption “Derivative Risk” which is found in the respective sections titled “Principal Risks of Investing in the Fund.” Specifically, we added a sentence which reads “Additionally, because the Fund’s policy is to limit derivative investments only by the Fund’s net asset value, after taking into account existing stock investments, losses in the Fund’s derivative investments could result in the Fund being called upon to meet obligations in an amount equal to the Fund’s net asset value, which could force the Fund to cease operations.”

4. Staff Comment: Referencing the Staff’s original comment that asked for additional disclosure in the risks section to clarify that the duplicative costs of investing in REITs were not included in the AFFE line item to the fee table, the Staff asked for clarification of how the expenses related to REIT investments had been disclosed. Specifically, the Staff inquired about a conflicting reference between our Response Letter and the Prospectus. On the one hand, in our Response Letter we noted that disclosure has been made in the Prospectus to the effect that the duplicative costs of investing in REITs were not included in the AFFE line of the fee table. On the other hand, the revised Prospectus had eliminated the AFFE line in the fee table and disclosure had been made that the duplicative costs of investing in REITs had been included under “Other Expenses” in the fee table.

Response:

We removed the AFFE line in the expense table for each Fund as the expenses related to AFFE for each Fund were estimated to be less than 1 basis point. As such, these costs are reflected under “other expenses” in the fee table. The discussion in our response letter was not appropriately updated to reflect the disclosure in the Prospectus. The disclosure in the Prospectus is accurate and we believe that no further changes are necessary regarding this disclosure.

5. Staff Comment: Referencing the Staff’s original comment requesting clarification that any change in investment strategy be preceded by 60 days’ written notice, the Staff commented that our disclosure did not reference written notice.

Response:	We have updated the references to the 60 day notice period such that the Prospectus now references written notice.

6. Staff Comment: Referencing the Staff’s original comment regarding the countries in which the Asia Pacific Equity Fund will invest, the Staff requested clarification that the Asia Pacific Equity Fund will be invested across multiple Asia Pacific countries.

Response:

We have revised the last sentence of the first paragraph under the caption “Principal Investment Strategies” such that it now reads “While the Fund is not limited in the amounts it invests in any one country, it will try to select investments in a diverse range of industries and companies of varying sizes and from varying countries within the Asia Pacific Region, such that at any given time, the Fund will be invested in multiple countries within the Asia Pacific Region.”

7. Staff Comment: Referencing the Staff’s original comment requesting clarification that any change in an 80 percent test strategy be preceded by 60 days’ written notice, the Staff commented that our disclosure did not reference written notice.

Response:	We have updated the references to the 60 day notice period such that the Prospectus now references written notice.

8. Staff Comment: Referencing the Staff’s original comment requesting clarification regarding the net asset value that investors receive in connection with transactions done through financial intermediaries, the Staff requested that we substitute the word “receipt” for the word “acceptance” in the sentence which read “A Fund will be deemed to have received an order that is in proper form when the order is received by an authorized financial intermediary on a business day, and the order will be priced at the Fund’s NAV per share (adjusted for any applicable redemption fee) next determined after such acceptance.”

Response:

In fact, this change had been made in the Fund’s Pre-Effective Amendment filing, but the reference in our response letter had not been updated. As such, we believe that no further modifications are necessary in response to this comment.

9. Staff Comment: Referencing the Staff’s original comment requesting clarification of the Fund’s policy regarding reverse repurchase agreements, the Staff commented that the sentence which read “Although repurchase agreements and reverse repurchase agreements are allowed under the 1940 Act, subject to certain restrictions, the Funds will not utilize repurchase agreements or reverse repurchase agreements” was unclear such that it suggested that the Funds may invest in repurchase or reverse repurchase agreements subject to certain restrictions. The Staff asked for clarification on this point.

Response:

The Funds will not invest in repurchase or reverse repurchase agreements. To add greater clarity to the sentence referenced above we have removed the clause “subject to certain restrictions” such that the sentence now reads, “Although repurchase agreements and reverse repurchase agreements are allowed under the 1940 Act, the Funds will not utilize repurchase agreements or reverse repurchase agreements.”

10. Staff Comment: Referencing the Staff’s original comment requesting clarification disclosure of those parties that may receive portfolio holdings information pursuant to any ongoing arrangements, the Staff commented requested clarification that ALPS and Union Bank were truly the only service providers that might receive this information, referencing that other filers often include a more exhaustive list of service providers.

Response:	We have added a comprehensive list of the Fund’s service providers along with data providers that may receive portfolio holdings information.

Finally, the Staff indicated via telephone on October 13th, 2011 that in order to receive effectiveness while the Trust has a pending request with the Division’s Office of Chief Counsel regarding the proposed funding from the Sanlam group, the Registration Statement should be amended to (i) indicate the source of the Trust’s $100,000 seed capital funding, (ii) indicate that such $100,000 seed capital funding would remain in the Trust for at least one (1) year, and (iii) affirm that the Trust would not accept the proposed funding from Sanlam group unless and until the Division’s Office of Chief Counsel has indicated that such funding does not violate Section 12 of the Investment Company Act of 1940. As such, we have included the disclosure below in the Part B of the Registration Statement, under the caption “Beneficial Equity Ownership Information,” on the first part, and under a new caption “INVESTMENTS FROM AFFILIATES,” on the second part. We hope that this disclosure will satisfy the Commission’s Staff on these points.

Seed Funding Disclosure:

James Abate provided $25,000 in seed capital funding to each Fund from Mr. Abate’s personal assets, $100,000 in total, which such seed funding shall remain in the Funds for an extended period, which such period shall exceed one (1) year.

Proposed Sanlam Group Funding Disclosure:

The Funds have contemplated accepting a substantial investment from Sanlam group, one of South Africa’s largest financial services firms, via Sanlam Asset Management Ireland (Pty) (“SAMI”). SAMI is authorized by the Central Bank of Ireland as a UCITS III Management Company, is the adviser to various UCITS funds, and is majority owned by Sanlam Netherlands Holdings BV, a member of the Sanlam group. SAMI is a control affiliate with Centre, 8IP, and FOUR through Sanlam group’s majority owned or controlled entities (Sanlam International Investments USA Holdings, SIM International Investment Partners Australia Pty Ltd, and Sanlam Netherlands Holdings BV, respectively, which are all majority owned by Sanlam entities). Centre owns 24% of the Adviser.

The Adviser has requested guidance from the SEC’s Office of the Chief Counsel, Investment Management Division (the “OCC”), with a view to submitting a formal “No Action” request, regarding whether the proposed funding from the Sanlam group would be acceptable to the OCC. The Fund will not accept the proposed funding from the Sanlam group, its affiliates, or any similarly situated third party, unless and until the Adviser receives confirmation from the OCC that the OCC would not take enforcement action against the Fund or Adviser on the basis of the proposed Sanlam group funding.

If the Adviser does not receive such “No Action” relief, the inability to accept the proposed funding could materially weaken the Fund’s prospects for future growth, may cause the Adviser to incur substantial expense, and may eventually cause the Fund to wind down.

If you have any questions regarding our response to any of the foregoing comments, please do not hesitate to contact me.

Very Truly Yours,

/Andrew J. Kalt/
Andrew J. Kalt
Investment Law Group of Gillett Mottern & Walker, LLP

DREXEL HAMILTON MUTUAL FUNDS

45 Rockefeller Plaza

Suite 2000

New York, NY 10111

October 21, 2011

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 “F” Street, N.E.

Washington, D.C. 20549

Re:	Drexel Hamilton Mutual Funds (the “Trust”) - Registration Statement on Form N-1A (Registration No. 333-173306; 811-22545)

Ladies and Gentlemen:

Attached is a memorandum which summarizes the Securities and Exchange Commission (“Commission”) staff’s comments on the Trust’s Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-1A/A (the “Registration Statement”) filed with the Commission on September 15, 2011 and the Trust’s responses to such comments.

The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement. The Trust further acknowledges that should the Commission or the staff declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement. The Trust further acknowledges that the Commission or its staff, in declaring the Registration Statement effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement. The Trust further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.

Very truly yours,

DREXEL HAMILTON MUTUAL FUNDS

By:	/s/ Andrew Bang
Andrew Bang
President

October 21, 2011

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Drexel Hamilton Mutual Funds
File Numbers 811-22545 & 333-173306

Ladies and Gentlemen:

On behalf of Drexel Hamilton Mutual Funds (the “Trust”) transmitted herewith for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), is the Trust’s Registration Statement (the “Registration Statement”) on Form N-1A, together with exhibits thereto.

As President of the Trust, and as contemplated by Rule 461(a) under the Act, I hereby make a written request for the acceleration of the Registration Statement’s effectiveness on October 28, 2011. I am aware of the accompanying obligations under the Act.

If you have any questions or comments with regard to the foregoing, please do not hesitate to call me at (212) 918-4705.

Sincerely,

Andrew Bang

President, Drexel Hamilton Mutual Funds

October 21, 2011

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Drexel Hamilton Mutual Funds
File Numbers 811-22545 & 333-173306

Ladies and Gentlemen:

On behalf of ALPS Distributors, Inc. (the “Distributor”) transmitted herewith for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), is the Trust’s Registration Statement (the “Registration Statement”) on Form N-1A, together with exhibits thereto.

As Vice President of the Distributor, and as contemplated by Rule 461(a) under the Act, I hereby make a written request for the acceleration of the Registration Statement’s effectiveness on October 28, 2011. I am aware of the accompanying obligations under the Act.

If you have any questions or comments with regard to the foregoing, please do not hesitate to call me at (720) 917-0641.

Sincerely,

Paul F. Leone

Vice President, ALPS Distributors, Inc.